Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors domestic sales recorded 57,221 units in February 2019

Mumbai, March 1, 2019: Tata Motors Commercial and Passenger Vehicles Business sales in the domestic market witnessed a drop of 3% at 57,221 units as against 58,993 units sold over last year as weak consumer sentiments continued in February 2019. The cumulative sales for the domestic market (April 2018 -February 2019) grew by 18% with 610,108 units as compared to 517,198 units over the same period last year.

Domestic - Commercial Vehicles

Tata Motors’ Commercial Vehicles (CV) domestic sales declined by 5% in February 2019 at 39,111 units, compared to 41,222 units sold last year. The market continues to exhibit subdued demand sentiments on the back of slowing economic activity, high interest rates, lag effect of implementation of revised axle load norms, slowing industrial output and declining IIP growth index. The base effect is also playing a role in the muted growth of CV industry w.r.t. H2 FY 18. Cumulative sales for the fiscal (April-February 2019) at 417,775 units have grown by 19% compared to 350,143 units sold during the same period last year.

The M&HCV truck segment declined by 18%, at 12,437 units, compared to 15,241 units sold in February 2018, due to low demand as a result of the revised axle load norms. Post the axle load norms implementation, the freight carrying capacity of MHCV parc has increased by 20%, but the freight growth has not been able to absorb this increased capacity resulting in lower demand for new trucks. However, the tipper segment on the other hand continued to witness a strong growth of 22% on the back of road construction, irrigation and affordable housing projects.

The I&LCV truck segment recorded a growth of 4% with 5,017 units in February 2019 as compared to 4,810 units sold last year. This segment has not been much affected by the increased axle load norms. New products introductions in the fast growing 15T-16T segment have been well accepted by the customer. The demand in I&LCV segment has been led by the e-commerce sector, increased rural consumption, supported by new product introductions.

The SCV Cargo and Pickup segment bounced back in February 2019, recording a growth of 9% at 17,417 units sold this month, over last year. The evolving hub-spoke model, demand for the last mile connectivity across the rural and urban markets, and Swachch Bharat initiatives have led to increase in demand in this segment.

The commercial passenger carrier segment recorded sales of 4,240 units, lower by 18% as compared to 5157 units sold in February 2018. This segment has been impacted due to the slowdown in the procurement of buses by STUs and the permits for private hiring. However, in the light commercial passenger carrier segment, the order book for Winger ambulances is strong at 3000 units and the introduction of the new 15-seater Winger has witnessed good traction.

Domestic - Passenger Vehicles

The PV domestic sales witnessed, a growth of 2%, at 18,110 units, as compared with 17,771 units sold last year on the back of good demand for its new generation vehicles. The Harrier has received a good response in the market and the company is expecting increase in volumes in the coming months as the production ramps up. The cumulative sales in the domestic market for the fiscal (April 2018-February 2019) were at 192,333 units, a growth of 15%, compared to 167,055 units, in the same period, last fiscal.

Export

The company’s sales from exports (from CV and PV) in February 2019 was at 2,930 units, lower by 39% over last year, due to, congestion at Bangladesh border, new regulations and political uncertainty in Sri Lanka and slump in Middle East automotive market.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.